                                             Page  1  of  9  Pages



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    7    )*
                                         --------

                      Great Northern Iron Ore Properties
--------------------------------------------------------------------------------
                               (Name of Issuer)

                      Certificates of Beneficial Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     391064102
                         ------------------------------
                                 (CUSIP Number)

  Thompson, Hine and Flory, 1100 National City Bank Building
  Cleveland, Ohio 44114, Attention:  Gregory A. Smith, Esq. (216) 566-5653
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  August 9, 1995
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   Page  2  of  9  Pages

                                 SCHEDULE 13D


CUSIP   391064102
      -----------

------------------------------------------------------------------------------------------------------------------------------------

/X/      1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Oglebay Norton Company

------------------------------------------------------------------------------------------------------------------------------------

/ /      2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) 1
                                                                                                      (b) 1

------------------------------------------------------------------------------------------------------------------------------------


/ /      3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

/ /      4       SOURCE OF FUNDS


------------------------------------------------------------------------------------------------------------------------------------


/ /      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEMS 2(d) or 2(e)                                                                    1

------------------------------------------------------------------------------------------------------------------------------------


/X/      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

------------------------------------------------------------------------------------------------------------------------------------


/X/    NUMBER OF         7      SOLE VOTING POWER
       SHARES                         None
       BENEFICIALLY     ------------------------------------------------------------------------------------------------------------
       OWNED BY
/X/    REPORTING         8      SHARED VOTING POWER
       PERSON                         None
       WITH            ------------------------------------------------------------------------------------------------------------
/X/                      9      SOLE DISPOSITIVE POWER
                                 112,000
                        ------------------------------------------------------------------------------------------------------------

/X/                     10     SHARED DISPOSITIVE POWER
                                      None
------------------------------------------------------------------------------------------------------------------------------------


/X/      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     112,000
------------------------------------------------------------------------------------------------------------------------------------

/ /      12     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES                                                                                   1

------------------------------------------------------------------------------------------------------------------------------------


/X/      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.5%

------------------------------------------------------------------------------------------------------------------------------------

-
/X/      14     TYPE OF REPORTING PERSON
                       Co.

                                       Page  3  of  9  Pages

                          This Amendment No. 7 amends the Schedule 13D (the
"original Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, thereto, each filed with the Securities and Exchange Commission by Oglebay Norton Company, a Delaware corporation ("Oglebay Norton") in respect of its ownership of the shares of beneficial trust interest (the "Certificates") of Great Northern Iron Ore Properties (the "Trust"). Items and sections of the original Schedule 13D and the amendments thereto not changed by this Amendment No. 7 have been omitted.

Item 2.  Identity and Background.
------   ------------------------
                          This Amendment No. 7 is filed on behalf of Oglebay
Norton Company ("Oglebay Norton"). Oglebay Norton is a Delaware corporation with its principal executive offices at 1100 Superior Avenue, Cleveland, Ohio 44114. Oglebay Norton is a Cleveland-based raw materials and Great Lakes marine transportation company serving the steel, ceramic, chemical, and oil- and gas-well service industries with iron ore and other minerals and supplying manufactured products used in hot metal processing.

                          Filed as Appendix I to this Amendment No. 7 is a list
of the executive officers and directors of Oglebay Norton, containing the following information with respect to each of them: (a) name, (b) business address, and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Appendix I is a United States citizen.

                          During the past five years, neither Oglebay Norton,
nor, to the best of Oglebay Norton's knowledge, any person named in Appendix I
(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is made subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        *              *              *

                                      Page  4  of  9   Pages


Item 5.  Interest in Securities of the Issuer.
------   -------------------------------------
                          Oglebay Norton beneficially owns112,000
 Certificates, which as of  8/09/95   represented 7.5% of
the aggregate number outstanding Certificates of the Trust. Filed as Appendix II to this Amendment No. 7 is a list of the persons who hold a beneficial interest in the Certificates of the Trust owned by Oglebay Norton.

                          Filed as Appendix III to this Amendment No. 7 is list
of the transactions in the Certificates by Oglebay Norton that were effected during the past 60 days or since the most recent filing by Oglebay Norton on
Schedule 13D in respect of the Certificates, which is less.

                          To the best of Oglebay Norton's knowledge, no other
person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Certificates.

                        *              *              *

                    [Following page is the signature page]

                                                  Page  5  of  9  Pages
                                  Signature
                                  ---------

         After reasonable inquiry and to the best of the under-signed's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 15, 1995                OGLEBAY NORTON COMPANY
        ---------------

                                       By: /s/ M. F. Biehl
                                          ------------------------------------
                                          Treasurer and Director of
                                          Finance

                                                     Page  6  of  9  Pages



                                   APPENDIX I



                      INFORMATION RELATING TO EXECUTIVE
                            OFFICERS AND DIRECTORS
                          OF OGLEBAY NORTON COMPANY




                                   OFFICERS
                                   --------

                 The following is a list of the executive officers and directors of Oglebay Norton Company as of the date of this Amendment No. 7. The business address for each of the executive officers is Oglebay Norton Company, 1100 Superior Avenue, Cleveland, Ohio 44114-2598.




     Name                                          Title
     ----                                          -----
R. T. Green, Jr.          Chairman, President and Chief Executive
                          Officer and Director

T. J. Wojciechowski       Vice President-Refractories & Minerals

E. G. Jaicks              Vice President-Marketing

M. P. Juszli              Vice President-Industrial Sands

R. J. Kessler             Vice President-Finance and
                          Development

H. W. Ruf                 Vice President-Administrative and
                          Legal Affairs

J. L. Selis               Vice President-Iron Ore

S. H. Theis               Vice President-Marine Transportation


                                             Page  7  of  9  Pages



                                  DIRECTORS
                                  ---------


   Name              Business Address             Occupation
   ----              ----------------             ----------
B. D. Baird        1350 One M&T Plaza          Private Investor
                   Buffalo, New York 14203

M. E. Bank         Thompson, Hine and Flory    Attorney, Partner
                   1100 National City Bank     Thompson, Hine and Flory
                     Building
                   Cleveland, Ohio 44114-3070

W. G. Bares        The Lubrizol Corporation    President and Chief Operat-
                   29400 Lakeland Boulevard    ing Officer, The Lubrizol
                   Wickliffe, Ohio 44092-2298  Corporation

A. C. Bersticker   Ferro Corporation           President and Chief Execu-
                   1000 Lakeside Avenue        tive Officer, Ferro Corpora-
                   Cleveland, Ohio 44114       tion

J. J. Dwyer        Oglebay Norton Company      Retired, Attorney, Partner,
                   1100 Superior Avenue        Thompson, Hine and Flory;
                   Cleveland, Ohio 44114-2598  Retired, Vice Chairman of
                                               the Board of Directors and
                                               President of the Company

R. T. Green, Jr.   Oglebay Norton Company      Chairman, President and
                   1100 Superior Avenue        Chief Executive Officer
                   Cleveland, Ohio 44114-2598  and Director of the Company

R. D. Ketchum      RDK Capital, Inc.           President and Chief Execu-
                   100 Corporate Circle        tive Officer, RDK Capital,
                   30050 Chagrin Boulevard     Inc.
                   Pepper Pike, Ohio 44124


R. D. Thompson     Oglebay Norton Company      Vice Chairman of the Board
                   1100 Superior Avenue        of Directors of the Company
                   Cleveland, Ohio 44114-2598

J. D. Weil         Clayton Management Co.      President, Clayton Manage-
                   509 Olive St., Suite 705    ment Co.
                   St. Louis, Missouri 63101

F. R. White, Jr.   Oglebay Norton Company      Vice Chairman Emeritus of
                   1100 Superior Avenue        the Board of Directors of
                   Cleveland, Ohio 44114-2598  the Company

                                                     Page  8  of  9  Pages



                                  APPENDIX II



                   BENEFICIAL INTERESTS IN THE CERTIFICATES




  Number of Certificates
Name, Address and Position                              Beneficially Owned
-------------------------                               -------------------


                                    None

                                                     Page  9  of  9  Pages



                                  APPENDIX III



                    TRANSACTIONS IN THE CERTIFICATES SINCE
                 (INSERT DATE 60 DAYS PRECEDING DATE OF THIS
                 -------------------------------------------
             AMENDMENT OR LAST SCHEDULE 13D OR AMENDMENT FILING)
             --------------------------------------------------




                     Number of    Purchase/    Price Per       Type of
      Date         Certificates      Sale        Share       Transaction
      ----         ------------   ---------    ---------     -----------
July 3, 1995           800           Sale       $43.00      Open Market

July 5, 1995          2100           Sale       $43.00      Open Market

July 6, 1995           800           Sale       $43.00      Open Market

July 7, 1995          2400           Sale       $43.00      Open Market

July 10, 1995         3900           Sale       $43.00      Open Market

July 11, 1995          700           Sale       $43.00      Open Market

July 12, 1995         1200           Sale       $43.50      Open Market

August 1, 1995         800           Sale       $43.50      Open Market

August 3, 1995        1200           Sale       $43.50      Open Market

August 4, 1995         700           Sale       $43.50      Open Market

August 7, 1995         100           Sale       $43.50      Open Market

August 9, 1995         300           Sale       $43.50      Open Market